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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )


                    INTERSTATE NATIONAL DEALER SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  46102P 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                STEVEN J. KUMBLE
                          LINCOLNSHIRE MANAGEMENT, INC.
                                780 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                FEBRUARY 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[_].


Check the following box if a fee being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D
CUSIP No. 46102P 10 4                                          Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                               Steven J. Kumble

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Intentionally omitted)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                        PF



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   United States



________________________________________________________________________________
               7    SOLE VOTING POWER                       30,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                     30,000
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                  30,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                30,000
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            30,000


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      .64%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                                         IN



________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 46102P 10 4                                          Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                          Lincolnshire Management,
                                                          Inc.


     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally omitted)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                     N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware



________________________________________________________________________________
               7    SOLE VOTING POWER                    0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                  0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER               0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER             0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         0


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.0%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                                      CO



________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 46102P 10 4                                          Page 4 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                      Lincolnshire Equity Fund II,
                                                      L.P.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Intentionally omitted)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                        N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware



________________________________________________________________________________
               7    SOLE VOTING POWER                       0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                     0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                  0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            0


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.0%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                                     CO



________________________________________________________________________________

Item 1.  Security and Issuer

Interstate National Dealer Services, Inc.
Common Stock ($.01 Par Value)

Interstate National Dealer Services, Inc.
333 Earle Ovington Boulevard
Mitchel Field, NY 11553-9340


Item 2.  Identity and Background

         This Statement is being filed by Steven J. Kumble, Lincolnshire Management, Inc. and Lincolnshire Equity Fund II, L.P. (the "Reporting
Persons"). Mr. Kumble has been the Chairman of the Board of Directors of Lincolnshire Management, Inc. since he founded the company in 1986. Lincolnshire Management, Inc. is a privately owned investment firm that has been dedicated to making private equity investments in companies involved in a broad range of industries, primarily within the United States. Lincolnshire Equity Fund II,
L.P. is a limited partnership, that was formed to make private equity investments in leveraged buyouts and recapitalizations of companies. The address of the Reporting Persons is Lincolnshire Management, Inc., 780 Third Avenue, New York, New York 10017.

         None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") or that such persons along with any other persons are a "group" for purposes of the Act. The Reporting Persons deny that they should be deemed to be such a "group", and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

Item 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported in Item 5 below was as follows:


     NAME                                     AMOUNT            SOURCE OF FUNDS
     Steven J. Kumble                         $179,637          personal funds
     Lincolnshire Management, Inc.             N/A              N/A
     Lincolnshire Equity Fund II, L.P.         N/A              N/A


Item 4.  Purpose of Transaction

         In October, 1999, one of the officers of Lincolnshire Management, Inc. had discussions with Jack Silver regarding the depressed value of the Company and the opportunities that it presented to potential investors and/or suitors. In addition, Mr. Silver put Lincolnshire Management, Inc. in contact with the Company. Steven J. Kumble and certain other employees of Lincolnshire Management, Inc. met with Chester J. Luby, the Chairman and Chief Executive Officer of the Company on at least two occasions to discuss taking the Company private. On October 29, 1999, Lincolnshire Equity Fund II, L.P. sent a proposed letter of intent to Mr. Luby pursuant to which Lincolnshire Equity Fund II, L.P. offered to acquire, through an affiliate, all of the issued and outstanding stock of the Company for $8.00 per share. Mr. Luby did not respond affirmatively to this offer. Subsequent to January 1, 2000, Mr. Kumble and Mr. Luby had several brief conversations relating to the offer. On January 14, 2000, Lincolnshire Management, Inc. and Jack Silver entered into a letter agreement, pursuant to which Lincolnshire Management, Inc. agreed that in the event that Lincolnshire Management, Inc. or any of its affiliates concluded a transaction pursuant to which Lincolnshire Management, Inc. or any of its affiliates purchased the business, assets or a substantial equity interest in the Company, Lincolnshire Management, Inc. would pay Mr. Silver a fee of $500,000. On February 16, 2000, Lincolnshire Management, Inc. sent a covering letter to Mr. Luby, pursuant to which Lincolnshire Management, Inc. made an offer to acquire through an affiliated partnership all of the issued and outstanding stock of the Company, free and clear of all liens, claims and encumbrances for $9.00 per share (approximately $45 million). In connection with the offer, Lincolnshire Equity Fund II, L.P. sent a proposed letter of intent regarding the acquisition to the Board of Directors of the Company. The letter of intent indicates that the offer will expire at 5:00 p.m. on February 29, 2000, unless accepted by the Company.

         Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company, (c) a sale or transfer of a material amount of the assets of the Company, (d) any change in the present Board of Directors or to fill any existing vacancies on the Company's Board of Directors, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

         Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of common stock of the Company or to dispose of all or a portion of his or its holdings of common stock of the Company or change his or its intention with respect to any and all of the matters referred to in this
Item 4.

Item 5. Interest in Securities of the Issuer

         Set forth below is certain information concerning all transactions in the common stock of the Company in which the Reporting Persons have engaged during the past 60 days. All of such transactions were effected by brokerage transactions.


         NAME                   TRANSACTION      NUMBER OF             PRICE PER
                                DATE             SHARES PURCHASED      SHARE
         Steven J. Kumble       01/24/00           4,000               5 15/16
                                01/28/00           6,000               5 15/16
                                01/31/00          10,000               5 15/16
                                02/14/00          10,000               5 15/16

         The ownership by the Reporting Persons of shares of common stock of the Company and the percentage of the outstanding shares of common stock of the Company represented thereby is as follows:


         NAME                                   NUMBER OF SHARES      PERCENTAGE
         Steven J. Kumble                       30,000                0.64%
         Lincolnshire Management, Inc.               0                0.0%
         Lincolnshire Equity Fund II, L.P.           0                0.0%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to a letter agreement dated January 14, 2000 (attached as Exhibit 2 hereto), between Lincolnshire Management, Inc. and Jack Silver, Mr. Silver is entitled to a fee of $500,000 upon the conclusion of the purchase of the business, assets or a substantial interest in the Company by Lincolnshire Management, Inc. or any of its affiliates.

         Pursuant to a covering letter dated February 16, 2000 (attached as Exhibit 3 hereto), Lincolnshire Management, Inc. offered to acquire through an affiliated partnership all of the issued and outstanding stock of the Company, free and clear of all liens, claims and encumbrances for $9.00 per share (approximately $45 million).

         Pursuant to a proposed letter of intent dated February 16, 2000 (attached as Exhibit 4 hereto), Lincolnshire Equity Fund II, L.P. offered to acquire through an affiliate all of the issued and outstanding stock of the Company, free and clear of all liens, claims and encumbrances for $9.00 per share (approximately $45 million).

         Except as described above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Company,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guaranties or profits, (vii) division of profits or loss or
(viii) the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 -    Joint Filing Statement
         Exhibit 2 -    Letter Agreement between Lincolnshire  Management,  Inc.
                        and Jack Silver dated January 14, 2000.
         Exhibit 3 -    Letter  to the  Chairman  and CEO of the  Company  dated
                        February 16, 2000.
         Exhibit 4 -    Proposed Letter of Intent dated February 16, 2000.

                        Signatures and Power of Attorney


     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct.



February 23, 2000                    /s/Steven J. Kumble
                                     ----------------------------------------
                                     Steven J. Kumble



                                     LINCOLNSHIRE MANAGEMENT, INC.


                                     By:/s/Steven J. Kumble
                                        -------------------------------------
                                        Steven J. Kumble
                                        Chairman


                                     LINCOLNSHIRE EQUITY FUND II, L.P.

                                     By:  Lincolnshire Equity Partners II, L.P.,
                                          General Partner

                                          By: Lincolnshire Equity II, Inc.,
                                              General Partner

                                              By: /s/Steven J. Kumble
                                                  ----------------------------
                                                  Steven J. Kumble
                                                  Chairman

                                    Exhibit 1
                             JOINT FILING STATEMENT


                  Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit 1, and all amendments thereto may be filed on behalf of each such persons.


February 23, 2000                    /s/Steven J. Kumble
                                     ----------------------------------------
                                     Steven J. Kumble



                                     LINCOLNSHIRE MANAGEMENT, INC.


                                     By:/s/Steven J. Kumble
                                        -------------------------------------
                                        Steven J. Kumble
                                        Chairman


                                     LINCOLNSHIRE EQUITY FUND II, L.P.

                                     By:  Lincolnshire Equity Partners II, L.P.,
                                          General Partner

                                          By: Lincolnshire Equity II, Inc.,
                                              General Partner

                                              By: /s/Steven J. Kumble
                                                  ----------------------------
                                                  Steven J. Kumble
                                                  Chairman

                                    Exhibit 2


                  [Letterhead of Lincolnshire Management, Inc.]


                                    January 14, 2000


Mr. Jack Silver
600 Madison Avenue
15th Floor
New York, NY 10021


               Re: INTERSTATE INTERNATIONAL DEALER SERVICES, INC.

Dear Jack:

         This letter is to confirm that you have introduced Lincolnshire Management, Inc. and its affiliates (collectively, "Lincolnshire") to Interstate International Dealer Services, Inc. ("Interstate"), and that you are actively proceeding with representatives of Interstate in order to effectuate a transaction between Lincolnshire and Interstate.

         In the event that Lincolnshire concludes a transaction with Interstate in the form of a purchase of the business, assets or substantial equity interest in Interstate within 12 months from the date hereof, upon terms and conditions satisfactory to Lincolnshire, then Lincolnshire will pay, or cause to be paid to you or your designees, a fee in the amount of $500,000 simultaneously with the successful conclusion of that transaction.

         If the foregoing conforms with your understanding of our agreement, kindly sign the enclosed copy of this letter under the words "Agreed and Accepted" and return it to the undersigned.

                                                 Very truly yours,


                                                 LINCOLNSHIRE MANAGEMENT, INC.

                                                 By: /s/Steven J. Kumble
                                                     --------------------
                                                     Steven J. Kumble
                                                     Chairman


AGREED AND ACCEPTED

/s/Jack Silver
-------------------
Jack Silver

                                    Exhibit 3


                  [Letterhead of Lincolnshire Management, Inc.]


                                   February 16, 2000


Chester J. Luby
Chairman and CEO
Interstate National Dealer Services, Inc.
The Omni, Suite 700
333 Earle Ovington Blvd.
Mitchel Field, NY 11553-9340

Dear Chester:

         From the time of our original discussions with you to date, the market price of the Interstate shares has shown little improvement. This confirms our view that the interests of the public shareholder would be best served by taking the company private.

         Notwithstanding the stagnant market value, we have revised the annexed letter as a result of our conversations with you and our internal analysis to increase the purchase price per share from $8 to $9. This represents a premium of 58% over the current market price and increases the aggregate purchase price from $40,000,000 to $45,000,000, all payable in cash at closing.

         The annexed letter has been revised accordingly. Moreover, it has been addressed to the Board of Directors of Interstate, and we believe that it is appropriate that it be deemed an "offer" to be considered and acted upon by the Board.

         We look forward to hearing from you.

                                                 Best regards,


                                                 LINCOLNSHIRE MANAGEMENT, INC.

                                                 By: /s/ Steven J. Kumble
                                                     ---------------------
                                                       Steven J. Kumble
                                                       Chairman

Enclosure

                                    Exhibit 4

                  [Letterhead of Lincolnshire Management, Inc.]




                                     February 16, 2000


CONFIDENTIAL

Board of Directors
Interstate National Dealer Services, Inc.
333 Earle Ovington Blvd.
Mitchel Field, NY  11553

Mr. Chester J. Luby, individually

Ms. Cindy H. Luby, individually

Mrs. Joan S. Luby, individually

Gentlemen:

         This letter sets forth our mutual understanding in connection with the proposed acquisition, by an affiliate of Lincolnshire Equity Fund II, L.P. ("LEF II"), of all of the outstanding capital stock (the "Stock") of Interstate National Dealer Services, Inc. (the "Company"), upon the terms and conditions set forth herein:

         1. THE COMPANY - We understand that the Company, headquartered in Mitchel Field, NY is incorporated in Delaware, and is engaged in the design, marketing, and administration of service contracts and warranties for new and used motor vehicles and recreational vehicles, and, to a lesser extent, water craft, motor cycles, and other vehicles. Through an affiliated insurance company, the Company obtains insurance coverage to cover sellers' liability for claims under its vehicle service contracts and assists with the making, processing, and adjustment of claims. There are presently outstanding Five Million (5,000,000) Shares of common stock of the Company, and Chester J. Luby, Joan S. Luby, and Cindy H. Luby own (collectively, the "Luby Shareholders") approximately 30% of the outstanding shares of the Company.

Interstate National Dealer Services, Inc.
February 16, 2000              Lincolnshire Management, Inc.
Page 2



         2. PURCHASE OF STOCK - LEF II proposes to acquire, through an affiliated partnership (the "Buyer"), all of the Stock of the Company, free and clear of all liens, claims and encumbrances.

         3. PURCHASE PRICE - The aggregate purchase price to be paid by the Buyer for the Stock shall be $9 per share or approximately Forty-Five Million ($45,000,000) Dollars (the "Purchase Price"), payable in cash at closing.

         4. AGREEMENT AND PLAN OF MERGER - The transaction shall be subject to the execution and delivery of a definitive Agreement and Plan of Merger (the "Agreement") among the Company, Chester J. Luby, Joan
              S. Luby, Cindy H. Luby, its shareholders (collectively, the "Luby Shareholders") and the Buyer. The Agreement may contemplate a tender for the outstanding shares of common stock of the Company at a price of $9 per share and a subsequent merger pursuant to which those shareholders not participating in the tender shall receive $9 per share for their outstanding shares. The Agreement will contain customary representations and warranties, covenants, terms and conditions as are appropriate for a transaction of this nature, including the following, which shall be true when made and as of the date of closing:

              a. The financial history and condition of the Company shall not be materially different from that disclosed in the Company's audited financial statements for the fiscal years ended, October 31, 1997, October 31, 1998, and October 31, 1999 and the internally prepared financial statements for the year-to-date period ended January 31, 2000, provided to Lincolnshire Management, Inc. (the "Financial Materials");

              b. There shall be no material adverse changes in the business or prospects of the Company from that described in the Financial Materials;

              c. The Company's business and assets shall consist of all the tangible and intangible assets, real, personal and mixed, used in the operation of the business, including cash, accounts receivable, inventory, equipment, office furniture and furnishings, trade names and patents, all operating contracts, agreements, licenses and leases, real estate, and the property, plant and equipment (the "Assets");

              d. The Assets of the Company shall not be materially different from the assets described in the Financial Materials, and the material contracts to which the Company is a party shall be in full force and effect;

Interstate National Dealer Services, Inc.
February 16, 2000            Lincolnshire Management, Inc.
Page 3

              e. There shall be no bank or other institutional borrowings of the Company, except those, which will be satisfied by the Company or its shareholders at closing from the proceeds of the sale. There shall be no other liabilities or obligations, either accrued, absolute, contingent or otherwise and no encumbrances on the Assets which are material, except (i) as disclosed by the Company to the Buyer in the Agreement and acceptable to Buyer, (ii) liabilities and encumbrances which will be satisfied by the Company or its shareholders from the proceeds of sale at closing, or (iii) liabilities incurred in the normal or ordinary course of business, or which are not individually or in the aggregate, material and adverse;

              f. There shall be no material adverse change from the ratio of current assets to current liabilities or from the net working capital or tangible net worth at closing from that set forth in the Balance Sheet of the Company as of October 31, 1999. At the close, working capital shall be not less than Fifty Million ($50,000,000) Dollars.

              g. There shall be no acceleration or discounting in the collection of accounts receivable, nor any delay in the payment of accounts payable, and collection and payment of such accounts, respectively, shall at times be made in the ordinary course of business;

              h. The Company shall be in material compliance with all federal, state and local laws, regulations and ordinances relating to pollution control, water usage and the protection of the environment;

              i. The Luby Shareholders presently involved in the management of the Company will agree not to compete with the Company on terms acceptable to the Buyer; and

              j. If the Company shall breach its obligations under this Letter of Intent or enter into a binding agreement with respect to a Competing Transaction prior to May 15, 2000, then, unless LEF II shall have elected to terminate negotiations with respect to the proposed transaction prior to the execution by the Company of the agreement respecting the Competing Transaction, then the Company shall pay LEF II all of the Buyer's legal, financial, advisory, financing, accounting, travel and other related costs and expenses incurred by the Buyer in connection with the preparation, execution, and delivery of this letter, the Agreement and Plan of Merger, and all related matters up to a maximum of One Million ($1,000,000) Dollars.


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Interstate National Dealer Services, Inc.
February 16, 2000            Lincolnshire Management, Inc.
Page 4


              k. If at any time following the execution and delivery of the Agreement and Plan of Merger, the Company shall have entered into a binding agreement with respect to a Competing Transaction, or shall have withdrawn or modified adversely its recommendation of the Agreement and Plan of Merger as a result of a receipt of a Superior takeover proposal, the Company shall pay to the Buyer a sum equal to the number of the then issued and outstanding shares of common stock multiplied by $.45 (forty-five cents) per share plus all of the Buyers legal, financial advisory, financing, accounting, travel and other related costs and expenses incurred by the Buyer in connection with the preparation, execution, and delivery of this letter, the Agreement and Plan of Merger, and all related matters up to a maximum of One Million ($1,000,000) Dollars. A Competing Transaction, as used herein, shall mean a consummated transaction originating as a Third Party Offer (as defined in paragraph 10 below).

         5.   EQUITY  INVESTMENT  - The  proposed  transaction  will  require an equity investment in the range of Eleven Million to Thirteen Million ($11,000,000 to $13,000,000) Dollars. Chester Luby and Cindy Luby, together with selected other members of management (collectively, the "Management Group") shall contribute not less than Twenty (20%) nor more than Forty (40%) Percent or the equity investment for a corresponding percentage of the equity interest in the Company. LEF II will contribute, in cash, the balance of the equity investment. The initial equity investment may be subject to subsequent dilution from warrants issued to participating subordinated debt lenders, which dilution shall be on a pro rata basis. You, in your sole discretion, shall allocate the contributions of the Management Group, as well as the distribution of equity interests within the group.

         6. FUTURE INVESTMENT RIGHTS - The Buyer intends to grow the Company via both acquisition and internally generated growth. The Management Group shall have the right to invest additional equity dollars in connection with future acquisitions in order to maintain its pro-rata ownership interest in the Company.

         7.   MANAGEMENT   AGREEMENTS  -  The  Buyer   regards  the   continuing
              participation of Chester Luby and Cindy Luby as critically important for the continued success of the Buyer and for the proposed financing. Prior to closing, Mr. Luby and Ms. Luby shall have negotiated mutually satisfactory executive employment agreements pursuant to which each agrees to serve as an officer of the Buyer, which agreements will contain customary management incentives, non-compete and confidentiality restrictions as are customary in agreements of this nature.

Interstate National Dealer Services, Inc.
February 16, 2000             Lincolnshire Management, Inc.
Page 5

         8. CONFIDENTIALITY - The Buyer shall at all times maintain the confidentiality of all confidential and/or proprietary information of the Company and will not disclose such information, or use it for any purpose other than its evaluation of the proposed transaction, without the prior consent of the Company, or as otherwise required by law. Any press releases or public disclosures of any kind must be approved by both parties prior to such release or disclosure. Notwithstanding the foregoing, following execution of this letter, the Buyer may disclose such information to selected financial institutions and investors in the course of negotiating the financing of the proposed transaction.

         9. EXPENSES - The Company and the Buyer shall each be responsible for their own respective legal, due diligence, accounting and/or financing fees or expenses.

         10. EXCLUSIVITY PERIOD - In connection with the proposed transaction, you understand that the Buyer will require a brief period of exclusivity and cooperation from the Company, the Luby Shareholders, and their respective management to complete its final due diligence investigation. For a period of ninety (90) days from the date of this Letter (the "No Shop Period"), or such earlier date when LEF II shall advise the Company in writing that this Letter of Intent is terminated, neither the Company nor its officers, employees, affiliates, or representatives (including, without limitation, financial advisors, attorneys or accountants), or the Luby Shareholders will, directly or indirectly, solicit, initiate or encourage (including the furnishing of any substantive financial or operational material information concerning the Company or its subsidiaries) any Third Party Offer. A Third Party Offer, as used herein, shall mean any proposals or offers from any person other than LEF II or its representatives relating to a merger, sale (including a sale of any equity or voting interest in the Company), business combination involving the Company, sale of any material portion of its assets, or transaction involving a tender offer for shares of the Company. The Company shall notify LEF II of any such proposals made by any such person prior to the expiration of the No Shop Period. In addition, the Company, its officers, employees, affiliates or representatives (including, without limitation, financial advisers, attorneys or accountants) will negotiate with LEF II on an absolutely exclusive basis for the acquisition of the Company during the No Shop Period and will not negotiate with any other party with respect to the acquisition of the Company, or its shares or assets other than sales of assets in the ordinary course of business, provided, however, that the agreement not to negotiate with others shall not prohibit (i) the Company or its Board of Directors from complying with its obligations, if any, under applicable law, to disclose the existence and terms of any Third Party Offer or (ii) prohibit the Board of Directors, if advised by its legal counsel that its fiduciary duty requires it to do so, from furnishing public

Interstate National Dealer Services, Inc.
February 16, 2000             Lincolnshire Management, Inc.
Page 6

              or non-public information to or enter into discussions or negotiations with any person or entity that makes an unsolicited inquiry with respect to acquiring the Company or approving a Third Party Offer. If the Company receives an unsolicited Third Party Offer or takes any of the actions described in the preceding sentence, it shall promptly inform Purchaser of such facts, the identity of the offeror or potential offeror and, if a Third Party Offer has been received, the material terms thereof. During such period of exclusivity, you will not negotiate with any other party for the acquisition of the Company and the Buyer and you will exert every commercially reasonable effort to negotiate and execute a definite Agreement and to consummate the acquisition, in form and substance satisfactory to the respective parties and their attorneys, which shall contain such terms, provisions and conditions as are customary in transactions of this nature.

         11. ONLY SPECIFIC PROVISIONS ENFORCEABLE - This letter is only a brief summary of certain of the terms and conditions of the transactions proposed herein. It is not a definitive agreement by the Company or LEF II to consummate the transaction or an undertaking to enter into any such agreement. Such transaction can only be consummated if definitive written agreements have been entered into. Notwithstanding the foregoing, the parties hereto agree to be bound by paragraphs 4(j), 4(k), 8, 9 and 10.


         12. TAX ISSUES - The parties hereto agree that they shall use their best efforts to structure the transaction in a manner that is mutually beneficial to such parties from a tax standpoint.

         13. ASSIGNMENT - This Letter of Intent shall not be assigned by the Buyer, the Company, or the Luby Shareholders without the written consent of all parties.

         If you agree to the foregoing, please so signify by executing the enclosed copy of this letter in the space provided and delivery it to us. This proposal will be terminated unless fully signed and delivered to us prior to 5:00 p.m. on February 29, 2000.

                                          Very truly yours,

                                          LINCOLNSHIRE EQUITY FUND II, L.P.



                                     By:  Lincolnshire Equity Partners II, L.P.,
                                          General Partner

Interstate National Dealer Services, Inc.
February 16, 2000           Lincolnshire Management, Inc.
Page 7

                                      By:      Lincolnshire Equity II, Inc.,
                                               General Partner


                                      By:      /s/ Steven J. Kumble
                                               ------------------------------
                                               Steven J. Kumble
                                               Chairman


AGREED TO AND ACCEPTED BY:
INTERSTATE NATIONAL DEALERS SERVICES, INC.

By:      ----------------------------------
         Chester J. Luby
         Chief Executive Officer, for the Board

By:      ----------------------------------
         Cindy H. Luby
         President and Chief Operating Officer, for the Board

By:      ----------------------------------
         Chester J. Luby, individually

By:      ----------------------------------
         Cindy H. Luby, individually

By:      ----------------------------------
         Joan S. Luby, individually